SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-39255

International General Insurance Holdings Ltd.

(Translation of Registrant’s name into English)

74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On August 19, 2025, International General Insurance Holdings Ltd. (the “Company”) held its 2025 Annual General Meeting of Shareholders (the “Annual General Meeting”). Of the 44,633,099 common shares issued, outstanding and eligible to vote as of the record date of June 25, 2025, a quorum of 39,103,099 common shares, or 87.6%, voted at or were represented by proxy at the Annual General Meeting.

At the Annual General Meeting, the shareholders considered and approved three proposals, each of which is described in more detail in the Company’s Information Circular (the “Information Circular”) filed with the Securities and Exchange Commission on July 9, 2025. Set forth below are the voting results with respect to each matter voted upon.

Election of Directors Proposal: Wanda Mwaura and Andrew Poole were elected to serve as directors for a three-year term by the following votes:

Name	Votes For	Votes Against	Abstain/Withheld
Wanda Mwaura	35,580,798	0	20,920
Andrew Poole	35,488,940	0	112,778

Amendments to the Amended and Restated Bye-Laws Proposal: The shareholders approved the amendments to the Amended and Restated Bye-Laws of the Company including the amendment to the definition of “Jabsheh” in Bye-Law 1.1 and the cleanup amendment regarding the initial terms of the Company’s directors in Bye-Law 39, by the following votes:

Votes For	Votes Against	Abstain/Withheld
35,506,967	44,659	50,092

A copy of the Amended and Restated Bye-Laws of the Company are filed herewith as Exhibit 99.1 and are incorporated herein by reference.

Re-Appointment of Ernst & Young LLP Proposal: The shareholders approved the re-appointment of Ernst & Young LLP, an independent registered public accounting firm, to act as the Company’s independent auditor for the fiscal year ending December 31, 2025 and the authorization for the Company’s Board of Directors, acting through the Audit Committee, to fix the remuneration of the Company’s independent auditor for the fiscal year ending December 31, 2025, by the following votes:

Votes For	Votes Against	Abstain/Withheld
38,982,287	110,448	10,364

EXHIBIT

Exhibit Number	Exhibit Description
99.1	Amended and Restated Bye-Laws of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

Date: August 20, 2025	By:	/s/ Pervez Rizvi
		Name:	Pervez Rizvi
		Title:	Chief Financial Officer

3